BioHarvest Sciences Reports Second Quarter 2025 Financial Results

Robust 41% Year-Over-Year Revenue Growth, Driven by Strong Core Capsule and New Product Sales

Rehovot, Israel – August 11, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today reported its financial and operational results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the second quarter of 2025 increased 41% year-over-year to $8.5 million, in line with management guidance, with gross margins of 60% expanding by 800 basis points year-over-year.

•Total U.S. active VINIA® users now 65,000, with >$60 million of cumulative revenue realized since USA launch in May 2021.

•Business delivering balanced growth, with new products representing ~20% of growth and the core VINIA capsule business driving ~80% of growth.

•Core capsule business grew by 28% with new products increasing by 100%.

•Secured a new Stage 1 CDMO contract to develop a plant-based fragrance compound, derived from a plant that is under significant threat due to over-harvesting and habitat loss.

•Announced first CDMO project to reach Stage 2 with completion of Stage 1 development for the CDMO contract with a Nasdaq-listed pharmaceutical company with an approved drug, successfully validating the botanical synthesis platform for a variety of molecule types.

•Launched VINIA® Daily Chews 2X Formula. This “first-of-its-kind” chew features 3rd party certification and is designed to enhance blood flow and oxygen delivery for athletes and individuals with highly active lifestyles.

Subsequent 2025 Outlook

•Management expects third quarter 2025 revenues of at least $9.1 million

•Additional products and CDMO services to be launched in the second half of 2025

•Expectations to reach adj. EBITDA breakeven in the fourth quarter of 2025

Management Commentary

Ilan Sobel, CEO of BioHarvest Sciences, said: “The second quarter of 2025 was another strong quarter of operational execution, as we achieved our revenue guidance and advanced toward our goal of adjusted EBITDA breakeven in Q4 of this year. Results were driven by a combination of continued growth in both our core VINIA® capsule business and in recently launched “VINIA Inside“ portfolio products. In addition, our CDMO business unit continues to increase its contribution to revenue growth as we recognize the dollars related to key milestone achievements with our customers. Our CDMO pipeline remains robust with multiple potential customers that we expect could convert in the next 6-9 months.”

Looking ahead to the second half of 2025, the Company will launch three growth initiatives:

1.‘Health Pros’ Professional Affiliate Program – A new network of health practitioners, athletes, coaches and health influencers with significant social media followings aimed at expanding VINIA’s reach and driving subscriber growth at lower acquisition costs, with a target of 300 of these “Health Pros” onboarded by year-end.

2.Electrolyte Drinks Entry – Launching VINIA® BloodFlow Hydration Solution in October 2025, the first electrolyte beverage powered by blood flow, featuring six flavors and targeting the $13B+ electrolyte hydration market.

3.AI-Enabled CDMO Discovery Phase – A new billable service combining proprietary AI in rare plant biology with scientific expertise to accelerate client projects from pipeline to Stage 1 project, expected to drive additional CDMO revenue.

Management reiterates its focus on profitable growth and category-defining innovation, positioning botanical synthesis as a commercial engine for high-value plant-based compounds.

Second Quarter 2025 Financial Results

All figures stated in this news release are in U.S. dollars unless stated otherwise.

Revenues for the second quarter of 2025 increased 41% to $8.5 million - in line with management’s revenue guidance - as compared to $6.0 million in the second quarter of 2024. The increase was a result of the continued success of the Company’s VINIA® family of products.

Gross profit increased 65% to $5.1 million, or 60% of total revenue, in the second quarter of 2025, as compared to $3.1 million, or 52% of total revenue, in the same year-ago quarter. The increase in gross margin was primarily attributable to the benefits of increased manufacturing scale and improved manufacturing yields.

Total operating expenses for the second quarter totaled $6.9 million, as compared to $4.8 million in the same year-ago quarter. The increase in operating expenses was primarily due to increased marketing spend and the development of the health pro affiliates program to support future revenue growth - and higher expenses from the CDMO services division. General and administrative expenses increased 61% year-over-year due to one-time costs associated with our NASDAQ corporate compliance upgrade.

Net loss for the second quarter of 2025 totaled $4.0 million, or $0.24 per basic and diluted share, as compared to a net loss of $0.7 million, or $0.04 per basic and diluted share, in the same year-ago quarter. Q2 2025 increase in net loss vs PY was primarily due to non-cash finance expenses associated with exchange rate impact.

Adjusted EBITDA loss - a non-IFRS measure - totaled $1.3 million in the second quarter of 2025, as compared to an adjusted EBITDA loss of $1.2 million in the same year-ago quarter.

Cash and cash equivalents as of June 30, 2025, totaled $3.7 million, as compared to $2.4 million as of December 31, 2024.

Second Quarter 2025 Results Conference Call

Management will host an investor conference call and webcast at 8:00 a.m. Eastern time today to discuss the Company’s second quarter 2025 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Date: Monday, August 11, 2025

Time: 8:00 a.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521

International Dial-in: 1-412-317-6026

Conference ID: 10199237

Webcast: BHST Q2 2025 Earnings Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Monday, August 25, 2025. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10199237. A webcast replay will also be available at the webcast link above.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure - Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan and or warrants as well as issuance of warrants. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(Unaudited)

(U.S dollars in thousands)

	Three-month period ended June 30,
	2025	2024

Net (loss)	($4,080)	($687)
Depreciation and Amortization (*)	407	352
Taxes	39	-
Interest, net & Finance Charges	638	53
Fair Value adjustment of derivative liability –Convertible loan (*)	-	(1,411)
Warrants Issuance (*)	-	247
Share Based Payment (*)	184	197
Exchange rates impact and interest over leases (IFRS 16) (*)	1,290	-
Other exchange rate impact	267	-
Adjusted EBITDA (Non-IFRS)	($1,255)	($1,249)

(*) Non cash items

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. There is no assurance that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us

BioHarvest Sciences Inc. Consolidated Statements of Financial Position

U.S. dollars in thousands

	As at June 30, 2025	As at December 31, 2024
Assets
Current assets
Cash and cash equivalents	$ 3,727	$ 2,390
Trade accounts receivable	1,614	1,116
Other accounts receivable	858	695
Inventory	4,127	3,655
Total current assets	10,326	7,856

Non-current
Restricted cash	397	371
Property and equipment, net	8,232	7,750
Right-of-use assets, net	8,843	9,024
Total non-current assets	17,472	17,145
Total assets	$ 27,798	$ 25,001

Liabilities
Current liabilities
Trade accounts payable	$ 3,421	$ 3,525
Other accounts payable	4,503	3,609
Deferred revenue	990	906
Lease liabilities	1,454	772
Loans	4,722	3,905
Liability for Agricultural Research Organization	1,552	1,140
Accrued liabilities	463	401
Total current liabilities	17,105	14,258

Non-current liabilities
Lease liability	9,654	9,141
Loans	5,262	-
Liability to Agricultural Research Organization	-	272
Total non-current liabilities	14,916	9,413

Shareholders’ equity (deficit)
Share capital and contributed surplus	98,613	97,748
Accumulated deficit	(102,836)	(96,418)
Total Shareholders’ equity (deficit)	(4,223)	1,330

Total liabilities and shareholders’ equity (deficit)	$ 27,798	$ 25,001

BioHarvest Sciences Inc. Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands, except per share data

	Three-months period ended June 30,		Six-months period ended June 30,
	2025	2024	2025	2024
Revenues	$ 8,515	$ 6,027	$ 16,375	$ 11,371
Cost of revenues	3,429	2,925	6,694	5,266
Gross profit	5,086	3,102	9,681	6,105

Operating expenses
Research and development	1,337	1,088	2,582	2,122
Sales and marketing	3,987	2,812	7,668	5,376
General and administrative	1,577	978	2,965	1,807
Total operating expenses	(6,901)	(4,878)	(13,215)	(9,305)

Operating loss	(1,815)	(1,776)	(3,534)	(3,200)
Finance income	-	(1,467)	-	(49)
Finance expenses	2,226	378	2,807	4,117
Net loss before tax	(4,041)	(687)	(6,341)	(7,268)
Taxes on income	39	-	77	-
Net loss and comprehensive loss	$ (4,080)	$ (687)	$ (6,418)	$ (7,268)

Basic and diluted loss per share	(0.24)	(0.04)	(0.37)	(0.48)

BioHarvest Sciences Inc. Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six-months period ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$ (6,418)	$ (7,268)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	806	559
Fair value adjustments of Convertible loans	-	3,453
Fair value adjustments of derivative liability - Warrants	-	408
Interest over Agricultural Research Organization liability	139	187
Finance expense (income), net	1,920	(13)
Share based compensation	316	328
Changes in operations assets and liabilities:
Change in trade accounts receivable	(498)	(97)
Change in other accounts receivable	(163)	(191)
Change in inventory	(472)	(102)
Changes in trade accounts payable, other accounts payable and accrued liabilities	1,402	(*) 241
Changes in deferred revenue	85	(*) (3)
Cash used in operations	(2,883)	(2,498)
Interest paid	-	(38)
Net cash used in operating activities	(2,883)	(2,536)

Cash flow from investing activities:
Purchase of property and equipment	(1,276)	(1,930)
Deposit of restricted cash for bank guarantee, net of drawing	4	(225)
Net cash used in investing activities	(1,272)	(2,155)

Cash flow from financing activities:
Repayments of lease liabilities	(477)	(248)
Proceeds from loans, net of repayments	5,985	-
Net proceeds from issuance of units of securities	-	4,330
Exercise of options and warrants by employees and consultants	-	408
Net cash provided by financing activities	5,508	4,490

Exchange rate differences on cash and cash equivalents	(16)	14
Increase (Decrease) in cash and cash equivalents	1,353	(201)
Cash and cash equivalents at the beginning of the period	2,390	5,355
Cash and cash equivalents at the end of the period	$ 3,727	$ 5,168

Significant non-cash transactions:
Conversion of Convertible loans into shares	-	20,527
Reclassification of warrants as an equity instrument	-	934
Purchase of property in installment agreement	-	1,995
Recognition of right-of-use assets and lease liabilities	399	8,648